Filed by: CBS Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CBS Corporation

Commission File No.: 333-196652

The following is the text of the website that is being maintained at http://www.cbscorpexchange.com in connection with the offer by CBS Corporation (“CBS”) to exchange up to an aggregate of 97,000,000 shares of common stock of CBS Outdoor Americas Inc., which are owned by CBS, for shares of CBS Class B common stock, as described in further detail in the Prospectus (as defined below).

Last Updated: July 8, 2014, 10:30 a.m., New York City time

CBS Corporation Investor Information

On June 11, 2014, CBS Corporation (“CBS”) commenced an offer to exchange (the “exchange offer”) up to 97,000,000 shares of CBS Outdoor Americas Inc. (“Outdoor Americas”) common stock, par value $0.01 per share (“Outdoor Americas common stock”) in the aggregate that are owned by CBS for outstanding shares of CBS Class B common stock, par value $0.001 per share (“CBS Class B common stock”) that are validly tendered and not validly withdrawn, as described in further detail in the Prospectus dated June 11, 2014, as amended (the “Prospectus”).

Pursuant to the exchange offer, for each share of CBS Class B common stock tendered in the exchange offer and not validly withdrawn, and that is accepted by CBS, holders of CBS Class B common stock will receive a number of shares of Outdoor Americas common stock at a discount of 7%, subject to an upper limit of 2.1917 shares of Outdoor Americas common stock per share of CBS Class B common stock (the “upper limit”). Stated another way, for each $100 of shares of CBS Class B common stock that are accepted in the exchange offer, holders of CBS Class B common stock will receive approximately $107.53 of Outdoor Americas common stock, based on the average trading prices of Outdoor Americas common stock and CBS Class B common stock on the New York Stock Exchange (the “NYSE”) as described below, and subject to the upper limit.

The average values of the CBS Class B common stock and the Outdoor Americas common stock for purposes of calculating the exchange ratio will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) of CBS Class B common stock and Outdoor Americas common stock, respectively, on the NYSE during the three consecutive trading days ending on and including the expiration date of the exchange offer (the “Averaging Period”), which will be July 7, July 8 and July 9, 2014, unless the exchange offer is extended. The Averaging Period will not change, however, if the exchange offer is extended solely as a result of any extension triggered by the upper limit.

CBS will provide on this website the daily VWAP of both CBS Class B common stock and Outdoor Americas common stock, together with an indicative exchange ratio and the upper limit and whether the upper limit is in effect, for each of the trading days that the exchange offer is open, except that no indicative exchange ratios will be provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Shareholders of CBS Class A common stock, par value $0.001 per share (“CBS Class A common stock”) may participate in the exchange offer either by converting their shares of CBS Class A common stock to shares of CBS Class B common stock in advance of the expiration of the exchange offer or by conditionally converting such shares of CBS Class A common stock to shares of CBS Class B common stock and, in either case, following the procedures for tendering such shares set forth in the Prospectus.

The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on July 9, 2014, unless the exchange offer is extended or terminated, except with respect to shares of CBS Class B common stock held through the CBS 401(k) Plan and the Outdoor 401(k) Plan (collectively, the “Savings Plans”) which cannot be withdrawn after 1:00 p.m., New York City time, on July 3, 2014 (unless extended).

On the expiration date of the exchange offer, by 4:30 p.m., New York City time, CBS will announce on this website and by press release the final calculated per-share values and the final exchange ratio showing the number of shares of Outdoor Americas common stock that will be exchanged for each share of CBS Class B common stock accepted in the exchange offer and state whether the upper limit is in effect. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and the exchange offer will be automatically extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of CBS Class B common stock during those days. Any changes in the price of the shares of CBS Class B common stock or Outdoor Americas common stock on these additional days of the exchange offer period will not, however, affect the exchange ratio.

If the exchange offer is oversubscribed and CBS cannot accept all tenders of CBS Class B common stock at the exchange ratio, then all shares of CBS Class B common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders who beneficially own “odd-lots” (less than 100 shares in the aggregate) of CBS Class B common stock and who validly tender all their shares will not be subject to proration (other than participants who hold odd-lot shares as a participant in the Savings Plans).

The completion of the exchange offer is subject to certain conditions as specified in the Prospectus. CBS may waive any or all of the conditions to the exchange offer, subject to limited exceptions.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the exchange offer. A copy of the Prospectus, forms of a Letter of Transmittal, Notice of Guaranteed Delivery, Notice of Withdrawal and a Conditional Notice of Conversion, the CBS press release announcing the exchange offer, and information for Savings Plans participants are available through the links below.

Date:	July 8, 2014

CBS Class B Common Stock Daily VWAP:	63.3697

Outdoor Americas Common Stock Daily VWAP:	31.0087

Indicative Exchange Ratio:	2.1867x

Upper Limit:	2.1917x

Upper Limit in Effect:	No

Table of Historical Indicative Calculated Per-Share Values

This table shows VWAPs and historical indicative calculated per-share values for shares of CBS Class B common stock and shares of Outdoor Americas common stock, and the corresponding indicative exchange ratio. On each date before the Averaging Period, the information in the table will be updated by 4:30 p.m., New York City time. On each day of the Averaging Period, the VWAPs, indicative calculated per-share values and the indicative exchange ratio will be updated at 10:30 a.m., 1:30 p.m. and 4:30 p.m., New York City time. This information will reflect a 30-minute reporting and upload delay. During each of those days, this table provides only the last previously provided indicative calculated per-share value with respect to that day. The final exchange ratio will be available by 4:30 p.m., New York City time, on the last day of the Averaging Period.

		CBS Class B Common Stock		Outdoor Americas Common Stock		Indicative Exchange Ratio
Day	Date	Daily VWAP	Indicative Calculated Per-Share Value	Daily VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Used to Determine Number of Shares of Outdoor Americas Common Stock to be Exchanged Per Share of CBS Class B Common Stock Tendered

1	June 11, 2014	62.0896	N/A*	31.4537	N/A*	N/A*

2	June 12, 2014	61.0769	N/A*	31.9060	N/A*	N/A*

3	June 13, 2014	60.4820	$61.2162	32.2160	$31.8586	2.0661x

4	June 16, 2014	60.4832	$60.6807	32.6985	$32.2735	2.0217x

5	June 17, 2014	60.2268	$60.3973	33.6329	$32.8491	1.9770x

6	June 18, 2014	60.9251	$60.5450	33.8947	$33.4087	1.9487x

7	June 19, 2014	60.3966	$60.5162	33.9348	$33.8208	1.9240x

8	June 20, 2014	59.0637	$60.1285	34.1450	$33.9915	1.9021x

9	June 23, 2014	58.9797	$59.4800	33.8554	$33.9784	1.8823x

10	June 24, 2014	58.9988	$59.0141	34.1361	$34.0455	1.8639x

11	June 25, 2014	62.1245	$60.0343	34.5008	$34.1641	1.8895x

12	June 26, 2014	62.0433	$61.0555	35.0839	$34.5736	1.8989x

13	June 27, 2014	61.3553	$61.8410	33.5976	$34.3941	1.9333x

14	June 30, 2014	62.0032	$61.8006	32.8443	$33.8419	1.9636x

15	July 1, 2014	62.9401	$62.0995	31.7639	$32.7353	2.0398x

16	July 2, 2014	64.1968	$63.0467	31.8667	$32.1583	2.1081x

17	July 3, 2014	64.3312	$63.8227	32.1956	$31.9421	2.1485x

18	July 7, 2014	64.0211	$64.0211	31.6335	$31.6335	2.1762x

19	July 8, 2014	63.3697	$63.6954	31.0087	$31.3211	2.1867x

20

*	No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg L.P.

Other Related Information

Prospectus	Letter of Transmittal	Notice of Guaranteed Delivery

Notice of Withdrawal	Conditional Notice of Conversion	Press Release

Information for Savings Plans Participants

Letter To CBS 401K Participants	CBS 401K Q&A	CBS 401K Blackout Notice

Letter To Outdoor 401K Participants	Outdoor 401K Q&A	Outdoor 401K Blackout Notice

Questions and requests for assistance or for additional copies of the Prospectus, the letter of transmittal and other exchange offer materials may be directed to the information agent for the exchange offer at the telephone numbers and address listed below. You may also contact your broker, dealer, commercial bank, trust company, custodian or other similar institution, as applicable, for assistance concerning the exchange offer.

The information agent for the exchange offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

1-888-624-7035 (toll-free in the United States)

+1-781-575-3340 (all others outside the U.S.)

Glossary of Terms

daily VWAP: VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York city time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time.

exchange ratio: The number of shares of Outdoor Americas common stock that will be exchanged for each share of CBS Class B common stock accepted in the exchange offer. The final exchange ratio will be available on this website and separately published by press release by 4:30 p.m., New York City time, on the expiration date of the exchange offer. In addition, the final exchange ratio may be obtained from the information agent, Georgeson Inc., at 1–888–624–7035 (toll–free for all stockholders in the United States) +1–781–575–3340 (all others outside the United States).

final calculated per-share value: The final per–share value of CBS common stock and the final per–share value of Outdoor Americas common stock to be used for purposes of calculating the final exchange ratio, equal to the simple arithmetic average of the daily VWAP for CBS Class B common stock and Outdoor Americas common stock, as applicable, on the NYSE during the Averaging Period.

indicative calculated per-share value: During the exchange offer, this website will display indicative calculated per-share values for CBS Class B common stock and Outdoor Americas common stock. These indicative values are displayed to assist tendering stockholders in understanding how the number of shares of Outdoor Americas common stock they would receive in the exchange offer will be calculated but are not indicative of the final exchange ratio.

From the third trading day until the first day of the Averaging Period, the indicative calculated per–share value of (1) CBS Class B common stock published on this website will equal the average of the daily VWAP of CBS Class B common stock on that day and each of two prior trading days, and (2) Outdoor Americas common stock published on this website will equal the average of the daily VWAP of Outdoor Americas common stock on that day and each of the two prior trading days. The data used to calculate such indicative calculated per–share values will not, however, be included in the calculation of the final calculated per-share value for either CBS Class B common stock or Outdoor Americas common stock. During the Averaging Period, the indicative calculated per-share values published on this website will equal (1) on the first day of the Averaging Period, the actual intra-day VWAP during the elapsed portion of the first day of the Averaging Period and (2) on the second day of the Averaging Period, the daily VWAP for the first day of the Averaging Period averaged with the actual intra–day VWAP during the elapsed portion of the second day of the Averaging Period; and (3) on the third day of the Averaging Period, the daily VWAP for the first and second days of the Averaging Period averaged with the actual intra–day VWAP for the elapsed portion of the third day of the Averaging Period. The data used to calculate such indicative calculated per–share values will be used in determining the final calculated per–share values.

intra–day VWAP: Intra–day VWAP means VWAP for the period beginning at the official open of trading on the NYSE and ending at a specified time in such day. Please note that the data used to derive the intra–day VWAP published on this website during the Averaging Period is subject to a 30 minute reporting and upload delay.

proration: If the exchange offer is oversubscribed and CBS cannot fulfill all tenders of CBS Class B common stock at the exchange ratio, then all shares of CBS Class B common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders (other than participants in certain CBS savings plans) who beneficially own “odd-lots” (that is, less than 100 shares of CBS Class B common stock in the aggregate) and who validly tender all their shares will not be subject to proration. Proration for each tendering stockholder will be based on the number of shares of CBS Class B common stock tendered by that stockholder in the exchange offer, and not on that stockholder’s aggregate ownership of CBS common stock.

VWAP: The “volume-weighted average price” per share of the applicable stock on the NYSE during the period specified, as obtained from Bloomberg L.P.

Forward-Looking Statements

Certain statements in this communication are (“forward–looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995. Forward–looking statements are not based on historical facts, but rather reflect CBS’s current expectations concerning future results and events. These forward–looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward–looking statements. Important factors that could cause actual results to differ materially from CBS’s expectations include, without limitation: the ability to obtain the requisite regulatory approvals and satisfy the conditions of the exchange offer; Outdoor Americas’ failure to qualify, or remain qualified, to be taxed as real estate investment trust; changes in legislation, tax rules or market conditions; other domestic and global economic, business, competitive and/or other regulatory factors affecting CBS’s businesses generally, including Outdoor Americas; and other factors described in CBS’s news releases and filings with the Securities and Exchange Commission (the “SEC”) including, but not limited to, its most recent Forms 10–K, 10–Q and 8–K. Other risks and uncertainties are described in the Registration Statement on Form S–4 of Outdoor Americas filed with the SEC. There can be no assurance that CBS will be able to complete the exchange offer on the anticipated terms, or at all. You should not place undue reliance on these forward–looking statements. Forward–looking statements speak only as of the date on which they are made. CBS does not undertake any obligation to update any forward–looking statements contained in this communication as a result of new information or future events or developments, except to the extent required by applicable securities laws.

Additional Information

The terms and conditions of the exchange offer are more fully described in the Registration Statement on Form S–4 filed by Outdoor Americas with the SEC and a Schedule TO filed by CBS with the SEC. The Prospectus, which is included in the Registration Statement, contains important information about CBS, Outdoor Americas, the exchange offer and related matters. Investors and security holders are urged to read carefully and in its entirety the Prospectus and any other relevant documents filed with the SEC by CBS and Outdoor Americas when they become available and before making any investment decision.

None of CBS, Outdoor Americas or their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether any CBS shareholder should participate in the exchange offer. This website is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, nor is it a recommendation as to whether a shareholder should participate in the exchange offer. The offer is made solely by means of the Prospectus.

In addition to the links above, CBS shareholders may obtain a free copy of the Prospectus and other related documents filed with the SEC by CBS and Outdoor Americas at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from CBS at www.cbscorporation.com or Outdoor Americas at www.cbsoutdoor.com.